TUPPER JONSSON  & YEADON

BARRISTERS & SOLICITORS

AN ASSOCIATION OF LAWYERS AND LAW CORPORATIONS

CARL R. JONSSON* LEE S. TUPPER* GLENN R. YEADON* PAMELA JOE DAVID A. AUSTIN * denotes a Personal Law Corporation	1710 - 1177 WEST HASTINGS STREET VANCOUVER, B.C., CANADA V6E 2L3 Tel: (604) 683-9262 Fax: (604) 681-0139 E-mail: jonsson@securitieslaw.bc.ca
REPLY ATTENTION OF: Carl R. Jonsson Direct Tel: (604) 640-6357 OUR FILE: 153-1

September 3, 2008

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, DC  20549-7010

Attention:   Joanna Lam, Staff Accountant

Re:

Caledonia Mining Corporation

Form 20-F for the Year ended December 31, 2007

File No. 000-13345

Ladies and Gentlemen:

We write this letter on behalf of our client Caledonia Mining Corporation (the “Company”) in response to the comments of the staff of the SEC with respect to the above-captioned filing, as set forth in the staff's comment letter dated July 21, 2008.  This response letter has been numbered to coincide with the staff’s comment letter.  The Company is filing with the SEC, on or prior to the date of this letter, an Amended Form 20-F that further reflects the Company’s responses to the staff’s comment letter.

Staff Comment:

Form 20-F for the Fiscal Year Ended December 31, 2007

Controls and Procedures, page 38

1.

We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file an annual report for the prior fiscal year, it appears you are required to report on your management’s   assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 19 of Form 20-F.  Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b), as set forth in Exhibit Instruction 12.

Response:

1.

Subsequent to filing of the Company’s Form 20-F on May 9, 2008, Company management realized, after further consultation with its legal and accounting advisors, that it had inadvertently failed to provide certain disclosures required in the Form 20-F.  The Company was in the process of preparing an Amended Form 20-F to address these deficiencies when it received the staff’s comment letter.    Company management hereby advises the Staff that it has in fact conducted and completed the required evaluation of its internal control over financial reporting as of December 31, 2007.  Accordingly, the Company has revised its disclosures on pages 41 – 43 of the Amended 20-F to confirm that such evaluation has been conducted and completed and to provide the required report of management’s assessment of internal control over financial reporting.

In addition, in response to the staff’s comment regarding content of the officer certifications, the Company has revised its Section 302 certifications appearing in Exhibit #12 of the Amended Form 20-F to include the introductory language of paragraph 4 and the language of paragraph 4(b), as set forth in Exhibit Instruction   12.

Staff Comment

2.

We note that you have not disclosed a conclusion about the effectiveness of your disclosure controls and procedures.  Please comply with Item 15 or Item 15T of Form 20-F, as applicable.  Also, update the cover of your filing to indicate   whether you are a large accelerated filer, accelerated filer, or non-accelerated   filer.

Response:

2.

The Company has revised its disclosures on pages 41 - 43 of its Amended Form 20-F to provide management’s conclusion about the effectiveness of its disclosure controls and procedures in compliance with applicable Item 15T of Form 20-F.  Also, the Company has updated the cover page of its Amended 20-F filing to disclose that it qualifies as a non-accelerated filer.

In connection with this response letter, the Company acknowledges that:

(1)

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully submits that the foregoing response is appropriately responsive to the staff’s comment contained in the comment letter.  We request that if the staff has any further comments, the staff direct them to the undersigned as soon as practicable.

Sincerely,

TUPPER JONSSON & YEADON

“Carl R. Jonsson”

Carl R. Jonsson

cc:

Mr. Steven Curtis